UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Acquires Telecom & CPaaS Provider MTT

June 30, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the 100% acquisition of Multiregional TransitTelecom OJSC (“MTT”) for RUB 5.0 bn (on an enterprise value basis). MTT is one of the top-10 largest telecom companies in Russia and a leading provider of intelligent connectivity solutions for businesses.

Beyond offering traditional B2B/B20 telecom interconnect services, MTT is a major player in the promising communications-platform-as-service (CPaaS) space. The company provides a wide range of advanced CPaaS solutions for SME and enterprise clients, including cloud-based phone systems (virtual PBX) as well as telecommunications-focused application program interfaces (APIs). Telecom APIs enable software developers to easily integrate omnichannel communications — such as voice, messaging, SMS, and email — into their apps in a modular, scalable manner.

Inessa Galaktionova, MTS First VP for Telecommunications, commented: “Today, the global virtual PBX and CPaaS market is seeing exceptional double-digit growth of around 15-20% a year. While the Russian sector is still developing, we believe it is poised to take off and could outpace the global market over the next few years. Acquiring an established player will enable us to jump start our portfolio, accelerating our ambition to become a market leader in the segment,” she said, adding: “By integrating MTT’s solutions we can better meet the market’s growing needs for reliable, real-time customer communication, which is particularly important in high-growth tech sectors such as ecommerce, telemedicine, eticketing, and ride-hailing and delivery.”

MTT Group CEO Evgeny Vasiliev commented: “We have been on a long journey that saw us evolve from being a ‘heavyweight’ transit operator to becoming Russia’s market leader in Telecom API and Unified Communications. This has proven that we made a smart bet with MTT’s innovation strategy, which is aimed at winning in this dynamically growing segment. We are developing in both of our growth directions and we expect to see significant growth in the near future. The deal with MTS will enable MTT to open a new page in its history. The potential synergies in telecommunications as well as cloud and voice services will unlock additional opportunities to help our companies’ business clients further digitally transform their operations.”

The acquisition earlier received all necessary approvals, including from the Russian Federal Antimonopoly Service (FAS).

About MTT

MTT was founded in 1994 in order to facilitate inter-operator network coordination. As one of Russia’s largest alternative operators, the company continues to work with leading providers of mobile and fixed-line connectivity in areas including intercity and international traffic, as well as in coordinating roaming and other B2O services.

Today, the company’s key business lines and growth vectors include:

•	Unified Communications (UC) — Virtual PBX, FMC, call tracking, callback, CRM, call recording, messaging, mobile app development, etc.
•	Telecom API (XaaS / CPaaS) — intelligent tools based on the MTT platform that enable businesses to integrate multichannel, high-frequency customer communications in their apps and products.
•	Conversation agents (voice bots) — MTT’s VoiceBox service enables businesses to automate call placement and acceptance — such as for call centers, sales offices, and human resources (HR) — and also features capabilities for speech synthesis, recognition, and recording, as well as tools to integrate with social networks and CRM platforms.

MTT also operates its own MVNO and has developed an overarching tool to create and launch MVNOs, the Mobile Virtual Network Enabler.

Learn more at https://en.mtt.ru/

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: June 30, 2021